

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2023

Inderjit Tuli
Chief Executive Officer
Compound Real Estate Bonds, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

> **Re: Compound Real Estate Bonds, Inc.**
> **Post-Qualification Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed August 22, 2023**
> **File No. 024-11848**

Dear Inderjit Tuli:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

General

1. We have referred this filing to the staff of the Division of Investment Management for assessment of your status under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exception from the definition of an "investment company" pursuant to Section 3(c)(5)(C) or any other section of the 1940 Act that you intend to rely on, and how your particular business model falls within such exceptions. Please cite to any case law, no-action letters or other authorities that you believe may be relevant.

2. Please note that Rule 251(d)(3)(i)(F) of the Securities Act of 1933, which is limited to offerings that commence within two calendar days after qualification and are made on a continuous basis during the offering period, does not allow for delayed offerings.

Furthermore, in a continuous offering, an issuer must be ready and willing to sell the aggregate amount of securities qualified at all times. We note your disclosure that you plan to qualify $200,000 in bonds under the Bond Rewards Program but as of the date of the offering circular "the technology needed to implement the Compound Bond Rewards Program has not yet been developed and [you do] not intend to offer Bond Rewards to investors until the technology has been developed and implemented, if at all." Please revise the offering circular to remove the bonds you plan to offer under the Compound Bond Rewards Program and revise your disclosure throughout to remove all references to the Compound Bond Rewards Program.

3.   We note that you state on page 2 that "[i]n January 2022, CH launched the Compound Banc Fintech Platform (which will be accompanied by the Compound App, a free mobile app currently under development) that provides tools to help people easily invest in [your] Compound Bonds." We further note that you state on page 3 that "the Compound App ...may be downloaded for free from the Apple Store or from Google Play." Please revise your disclosure throughout the document to clarify if the Compound App is currently available for download or is still under development. If the Compound App is still under development, please provide an estimate of the date it will be available for download and add appropriate risk factor disclosure.

4.   We note your disclosure in Item 6 of Part I of the offering circular that you sold five securities in the last year. Please revise your disclosure for consistency with the disclosure throughout the offering circular that you sold $2,063,420 worth of Compound Bonds since commencement of this offering.

5.   We note that you plan to acquire mortgages and other liens on and interests in real estate. However, you have not yet identified any assets to acquire with the net proceeds of this offering. It appears that you are conducting a blind pool offering. Accordingly, in order to provide investors with adequate information on your management's prior performance investing in mortgages and real estate, compensation, your ability to make distributions of principal and interest on the bonds, please provide the disclosure consistent with Industry Guide 5 or tell us why such disclosure is not appropriate.

6.   We note that your offering circular is silent on Compound Real Estate Holdings, Inc.'s ("CH") past business experience. Please describe CH's business experience and, if applicable, describe material risks to investors due to lack of such experience or advise.

Offering Circular Summary, page 1

7.   In one of the opening paragraphs, please disclose that you have no employees, have not generated any revenues or began investing in real estate properties or interests in real estate. In addition, disclose your net losses for the most recent audited period to provide a financial snapshot of your company.

Risk Factors, page 7

8.   We note that you have not purchased any mortgages or other liens on or interests in real estate. Please add a separately captioned risk factor disclosure to address material risks to investors as it relates to your ability to service Compound Bonds.

There are a number of risks associated with our having a verbal agreement, page 14

9.   You state that you have a verbal agreement with CH that governs your ability to utilize the Fintech Platform and the Compound App. Please revise this risk factor to discuss the material risks to investors if you were unable to continue using one or both of these.

We intend to avoid being classified as an investment company, page 15

10.   This risk factor does not clearly identify the material risks to investors if you are classified as an investment company. Please revise accordingly.

Our Business
Compound Fintech Platform, page 34

11.   We note your disclosure that you intend to distribute your notes though Compound Fintech App and Compound Websites, collective referred to as the "Compound Fintech Platform" or "CH's Fintech Platform." Please revise the cover page to clarify that the platform is owned and operated by your parent company, Compound Real Estate Holdings, Inc., or advise. In addition, revise the summary section and where appropriate to discuss in detail the status and planned operations of the platform in more detail. For example, does the platform exist other than as pages on the website identified on page 3? What financial and other information will be available on the platform about the securities and entities involved?

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

12.   We note your disclosure here that you "began accruing the reimbursement amount due to Compound Administrative Services under the Administrative Services Agreement" and that you have not yet began making reimbursement payments to Compound Administrative Services. Please quantify the reimbursement amount due to Compound Administrative Services.

Results of Operations, page 37

13.   We note your disclosure that you incurred $8,683 in operating expenses and net loss for the year ended December 31, 2022, which represented significant decreases from the $26,298 in operating expenses and net loss you recognized for the period from November 2, 2021 (inception) to December 31, 2021. Please revise your filing to provide a discussion of your results of operations to be consistent with the amounts disclosed in

your consolidated statements of operations on page F-6.

<u>Securities Being Offered</u>
<u>Fees, page 46</u>

14.   We note your disclosure here and on page 18 that investors who purchase your bonds may be charged a transaction fee if their method of payment requires you to incur an expense. Please revise your disclosure to address the following:
   • disclose the average transaction fee you have charged the bond investors in the past and what you anticipate the fees to be in the future,
   • disclose the maximum transaction fee you can charge investors, and
   • disclose, if true, that the transaction fee you plan to charge will be no more than the fees third parties charge you for the service.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Shannon Davis at (202) 551-6687 or John Spitz at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Tonya Aldave at (202) 551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Arden Anderson